יגאל ארנון ושות'
עורכי דין ונוטריון
YIGAL ARNON & CO.
ADVOCATES AND NOTARY

02060098

Tel Aviv November 24, 2002
Ref. Let. to SEC- 24.11.2002

SEC MAIL PROCESSING RECEIVED NOV 26 2002 WASH. D.C. 155 SECTION

Direct Dial: 972-3-6087842
Direct Fax: 972-3-6087713
E-mail: orly@arnon.co.il

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

By Courier

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 SEC File No. 82-5076

Ladies and Gentlemen:

Further to the distribution by BVR Technologies Ltd. (NASDAQ: BVRT) of all of its holdings in VIZRT Ltd. ("VIZ" or the "Company") to its shareholders pro-rata, on April 23, 2002, we are submitting the following information on behalf of VIZ in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Enclosed as Schedule 1 hereto is a list of information that the Company has:

1. made or is required to make public pursuant to the laws of Israel;

2. filed with the Neur Markt, Frankfurt, Germany (the "Neur Markt") and which was made public by such exchange; and

3. distributed to its security holders.

Tel-Aviv
1 Azrieli Center
Zip Code: 67021
Tel. (972) 3-608-7777
Fax. (972) 3- 608-7724
arnonta@arnon.co.il

Jerusalem
31 Hillel Street
P.O.Box 69
Zip Code: 91000

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents set forth in Schedule I.

If you have any questions regarding this filing, or require any additional information, please contact me at 972-3-608-7842.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the self addressed envelope.

Sincerely yours,

Orly Tsioni, Adv.

SCHEDULE 1

VIZRT ANNOUNCES 2002 NINE MONTHS RESULTS
Reaching Positive EBITDA of $268,000

Bergen, Norway, November 13, 2002, **vizrt** Ltd. (Neuer Markt: VIZ) today announced the financial results for the 9 months ended September 30, 2002 and for the third quarter of 2002. The results attest to the company's ability to make the turn around in 2002, reducing operating expenses and improving gross margin and bottom line results. In the third quarter the company for the first time ever, reached operating breakeven.

As of today the company has a solid backlog of approximately US$ 4.2M.

Financial Highlights for the third quarter of 2002

- Positive EBITDA (excluding taxes, interest, depreciation and deferred stock compensation) for the third quarter, totaling US$ 211,000.
- Consolidated revenues for third quarter 2002 increased by 22% to US$ 4.4M from US$ 3.6M in the third quarter of 2001.
- Gross margin for the third quarter was 67% compared with 59% in the third quarter of 2001.
- Net loss for third quarter of 2002 was US$ 0.1M compared with US$ 4.3M in the third quarter of 2001.
- Loss per share for third quarter of 2002 was US$ 0.01 compared with US$ 0.32 in the third quarter of 2001.

Financial highlights for the nine months ended September 30, 2002

- Positive EBITDA for the first nine months of 2002, totaling US$ 268,000.
- Consolidated revenue for the first nine months of 2002 reached US$ 11.1M, a decrease of 12% compared to US$ 12.6M in the first nine months of 2001.
- The decrease in consolidated revenues was compensated by a significant increase in the gross margin to 69% in the first nine months of 2002 from 52% (not including inventory charges of US$ 1.2M) in the first nine months of 2001.
- Net loss for the first nine months decreased to US$ 0.45M compared with US$ 17.6M for the first nine months of 2001.
- Loss per share for the first nine months of 2002 was US$ 0.03 compared with US$1.32 in the first nine months of 2001.
- As of September 30, 2002 the company had a balance of US$8.8M in cash and short-term deposits compared with US$8.4 million as of December 31, 2001.

Mr. Bjarne Berg, President and CEO said: "I am very proud with the results we achieved for the quarter. We have managed to reach operating breakeven under extreme market conditions, and yet continued the development of both new products and new markets. I feel confident with our

visibility and position going forward and believe our new products for sports and film will add to revenues in the second half of 2003.
Along with the company's quarterly achievements, we managed to reduce DSO (Days Standing Out) of receivables to 67 days and lowered our inventory level significantly to $1.1M. Finally - we maintained a strong cash position, and reached breakeven from operating activities cash wise" concluded Mr. Berg.

Financial details

Revenue highlights:

- In the third quarter **vizrt** managed to increase revenues substantially despite the overall slowdown in world economy. A 22% increase in revenues compared to Q3, 2001, and a 39% increase in revenues compared to Q2, 2002.
- Geographic breakdown of revenue was:

Territories (In UD$ thousands)	9M/02	9M/01	Q3/02	Q3/01	Q2/02
North America	3,008	4,564	765	913	823
Europe	3,674	6,473	1,693	2,344	1,202
Asia Pacific	3,893	1,499	1,555	317	1,084
Other	543	63	381	24	58
	11,118	12,599	4,394	3,598	3,167

Gross Margin

The gross margin for the nine months ended September 30, 2002 was 69% compared to 52% (not including inventory charges of US$ 1.2M in the first nine months of 2001). The dramatic increase in gross margin represents an increase in the portion of software in sales.

Operating Expenses

Total operating expenses (including sales and marketing expense (S&M), research and development expenses (R&D) and general and administrative expenses (G&A) amounted to US$ 8.3M in the first nine months of 2002.

The following table represents the total expenses:

Expenses (In $ thousands)	9M/02	9M/01	Q3/02	Q3/01	Q2/02
S&M Expenses	4,323	6,775	1,612	2,179	1,345
G&A Expenses	2,220	5,109	848	944	534
R&D Expenses	1,797	2,691	657	707	498
Operating Expenses	**$8,340**	**$14,575**	**$3,117**	**$3,830**	**$2,377**

- S&M and G&A expenses decrease in the first nine months of 2002 compared to the first nine months of 2001 resulted from the successful completion of the restructuring and lay offs that took place in 2001, as well as a more focused over all strategy.

- R&D expenses decrease in the first nine months of 2002 compared to the first nine months of 2001 is mainly due to restructuring and reallocation of employees in the company. In addition the company received funds from BIRD (Israel-US Binational Industrial Research and Development Foundation) offsetting R&D expenses. The company's R&D is focused on next generation viz broadcast graphics, content management and virtual studio applications. In addition, the company's R&D is developing new applications that will take the company into new areas inside and outside the broadcast market. Those developments include new sports and weather development, information distribution systems, and film postproduction applications.

- Total operating expenses in the first nine months of 2002 compared to the first half of 2001 decreased by US$ 6.2M or 43%.

Cash Position

As of September 30, 2002 the company had a balance of US$8.8M in cash and short-term deposits compared with US$8.4 million as of December 31, 2001. The increase in cash is mainly due to the utilizing $US 1.5M bank credit line as a long term loan, offset by US$ 0.8M used in operating activities and US$ 0.2M investment activities.

About **vizrt**:
vizrt is a public company traded on the Neuer Markt (VIZ). **vizrt** develops, markets and supports a complete range of scalable, graphics-based software systems for the real-time creation, management and delivery of rich visual content for TV broadcast, public display, feature films and the Web. The company specializes in visualization for all platforms.
Products include real time on-air 3-d systems, virtual studio systems and global 3-d map databases. The company's tools deliver improved workflow and productivity with a consistent high quality on-air look. The company has a strong reputation for user-friendly software, timesaving template graphics linked to vizrt's own asset management and automation system. **vizrt** systems are frequently used in News, Sports, Financial, weather and other programs where speed of graphical rendering is paramount.
For further information please refer to www.vizrt.com

Press contacts:

Bjarne Berg	Ofra Brown	Kirchhoff Consult AG
President & CEO	CFO	Claudia Werth
		Savignystrasse 18
		D-60325 Frankfurt/Main
		Germany
+47 90557711	+972 9 955 2236 / 105	+49 69 74748616
bberg@vizrt.com	ofra@vizrt.com	claudia.werth@kirchhoff.de

VIZRT LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except per share data)

	September 30, 2002 Unaudited	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,321	$ 8,397
Short-term deposit	500	-
Trade receivables	3,525	3,067
Other accounts receivable and prepaid expenses	1,222	866
Inventory	1,056	1,236
TOTAL CURRENT ASSETS	14,624	13,566
SEVERANCE PAY FUND	451	394
PROPERTY AND EQUIPMENT, NET	1,567	1,948
	$ 16,642	$ 15,908

VIZRT LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except per share data)

	September 30, 2002 Unaudited	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$ 188	$ -
Trade payables	1,550	1,716
Accounts payable due to related parties	41	97
Accrued expenses	960	1,891
Deferred revenues	1,175	590
Other current liabilities	1,407	1,414
TOTAL CURRENT LIABILITIES	5,321	5,708
LONG-TERM LIABILITIES:		
Accrued severance pay	571	517
Long term loan	1,312	-
Long-term Liability	480	480
	2,363	997
SHAREHOLDERS' EQUITY:		
Share capital	32	32
Foreign Currency Translation Adjustments	51	-
Additional paid-in capital	95,182	94,970
Deferred compensation	(71)	(15)
Accumulated deficit	(86,236)	(85,784)
TOTAL SHAREHOLDERS' EQUITY	8,958	9,203
	$ 16,642	$ 15,908

VIZRT LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS (Cost of Sales method)
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited		Unaudited		
Revenues	$ 11,118	$ 12,599	$ 4,393	$ 3,598	$ 17,036
Inventory Charges	-	1,152	-	-	1,495
Cost of revenues	3,415	6,042	1,452	1,473	7,787
Gross profit	7,703	5,405	2,941	2,125	7,754
Operating expenses:					
Research and development, net	1,797	2,691	657	707	3,328
General and administrative	2,079	5,109	707	944	5,712
Selling and marketing (excluding compensation expenses)	4,308	6,727	1,612	2,163	8,173
Amortization and impairment of acquired technology	-	7,845	-	2,615	26,372
Compensation expenses in respect of options	156	48	141	16	64
Restructuring expenses	-	763	-	-	763
Total operating expenses	8,340	23,183	3,117	6,445	44,412
Operating loss	(637)	(17,778)	(176)	(4,320)	(36,658)
Financial income, net	(134)	(446)	(47)	(155)	(309)
Loss before taxes	(503)	(17,332)	(129)	(4,165)	(36,349)
Taxes on income	(51)	227	3	137	245
Net loss	$ (452)	$ (17,559)	$ (132)	$ (4,302)	$ (36,594)
Basic and diluted net loss per share	$ (0.03)	$(1.32)	$ (0.01)	$ (0.32)	$ (2.76)
Weighted average number of shares used in computing basic and diluted net loss per share	13,273,665	13,273,665	13,273,665	13,273,665	13,273,665

ZRT LTD.
ATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
. dollars in thousands (except share data)

	Ordinary shares	Share capital	Additional paid-in capital	Deferred compensation	Accumulated deficit	Foreign Currency Translation Adjustments	Comprehensive loss	Total shareholders' equity
alance as of December 31, 2000	13,273,665	$ 32	$ 90,528	$ (79)	$ (49,190)	$ -		$ 41,291
mortization of deferred compensation	-	-	-	64	-	-	-	64
elease of escrow shares related to the quisition of Peak			4,442			-		4,442
et loss	-	-	-		(36,594)	-	(36,594)	(36,594)
alance as of December 31, 2001	13,273,665	$ 32	$ 94,970	$ (15)	$ (85,784)	$ -		$ 9,203
reign Currency Translation Adjustments						51	51	51
eferred stock compensation	-		212	(212)				-
Amortization of deferred compensation				156				156
Net loss	-	-	-	-	(452)	-	(452)	(452)
tal Comprehensive loss							(401)	
alance as of September 30, 2002 (naudited)	13,273,665	$ 32	$ 95,182	$ (71)	$ (86,236)	$ 51		$ 8,958
alance as of December 31, 2000	13,273,665	$ 32	$ 90,528	$ (79)	$ (49,190)	$ -		$ 41,291
mortization of deferred compensation				48				48
Net loss	-	-	-	-	(17,559)	-	(17,559)	(17,559)
alance as of September30, 2001 (naudited)	13,273,665	$ 32	$ 90,528	$ (31)	$ (66,749)	$ -		$ 23,780

VIZRT LTD.
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands (except per share data)

	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001	Year Ended December 31,
	Unaudited		
Cash flows from operating activities:			
Net loss	$ (452)	$ (17,559)	$ (36,594)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Amortization of deferred compensation	156	48	64
Depreciation amortization and impairment	749	9,115	28,141
Decrease (increase) in accounts receivable	(814)	5,681	5,751
Decrease in inventory	146	1,679	2,406
Decrease in accounts payable	(616)	(2,719)	(2,854)
Increase (decrease) in provisions	(3)	15	(13)
Net cash used in operating activities	(834)	(3,740)	(3,099)
Cash flows from investing activities:			
Proceeds from sale of property and equipment	-	89	89
Investment in short-term deposits	(500)		-
Purchase of property and equipment	(242)	(699)	(824)
Acquisition of Peak, net of cash acquired	-	-	(140)
Net cash used in investing activities	(742)	(610)	(875)
Cash flows from financing activities:			
Long term loan from bank	1,500	-	-
Proceeds from BIRD foundation grants	-		62
Net cash provided by financing activities	1,500	-	62
Decrease in cash and cash equivalents	(76)	(4,350)	(3,912)
Cash and cash equivalents at the beginning of the period	8,397	12,309	12,309
Cash and cash equivalents at the end of the period	$ 8,321	$ 7,959	$ 8,397

VIZRT LTD.
SUPPLEMENTARY INFORMATION
U.S. dollars in thousands

1. Company shares held by members of the Board of Directors of the Company:

	Number of ordinary shares	Number of stock options (*)
Yaron Sheinman	413,087	120,000
Bjarne Berg	64,651 (**)	60,000
Svein Ove Strommen	315,174	75,000
Yuval Almog	121,506	60,000
Ruth Simha	-	60,000
Ehud Meiron	-	60,000

(*) Each convertible to one ordinary share.
(**) On August 19, 2002 the Annual meeting of shareholders approved the issuance of 400,000 restricted shares to Montanus AS, which provides the Company management services through Bjarne Berg who serves as CEO of the company, in consideration of their par value.

As of September 30, 2002 the Company employed 87 employees.

vizrt and Panasonic to cooperate on development of HDTV graphics system

Bergen, Norway, November 21, 2002, vizrt Ltd. (Neuer Markt: VIZ), **vizrt** the world's leading real-time digital graphics and live TV content management company, have developed a new HDTV graphics system with Matsushita Electric Industrial Co., Ltd (known as Panasonic) to boost real-time HDTV graphics. The system consists of new powerful rendering hardware developed by Panasonic, running specially optimized for HDTV real-time 3-d graphics software from vizrt.

The new Panasonic HDTV graphics platform (AV-CGP500) running vizrt's software will be introduced to the Japanese market at the InterBEE tradeshow (taking place near Tokyo from November 20 through 22), and will become available for customers in Japan March 2003. The high-end system is aimed at Japanese real-time HDTV broadcast graphics applications, and delivers the highest grade of rendering performance available in the market today.

Following cooperation between Panasonic's and vizrt's technical teams, Panasonic has optimized its HDTV graphic hardware platform for vizrt's real-time graphics software, and vizrt has optimized it's viz software for HDTV requirements, running on Panasonic's HDTV platform.

About **Matsushita Electric Industrial Co., Ltd**:

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic, National, Technics, and Quasar brand names, is a worldwide leader in the development and manufacture of electronics products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$51.70 billion for the fiscal year ended March 31, 2002. In addition to the Tokyo and other Japanese stock exchanges (6752), Matsushita's shares are also listed on the Amsterdam, Dusseldorf, Frankfurt, New York, Pacific (NYSE/PCX: MC), and Paris stock exchanges. For more information, visit the Matsushita web site at http://www.panasonic.co.jp/global/top.html.

About **vizrt**:

vizrt is a public company traded on the Neuer Markt (VIZ). **vizrt** develops, markets and supports a complete range of scalable, graphics-based software systems for the real-time creation, management and delivery of rich visual content for TV broadcast, public display, feature films and the Web. The company specializes in visualization for all platforms.

Products include real time on-air 3-d systems, virtual studio systems and global 3-d map databases. The company's tools deliver improved workflow and productivity with a consistent high quality on-air look. The company has a strong reputation for user-friendly software, timesaving template graphics linked to vizrt's own asset management and automation system. **vizrt** systems are frequently used in News, Sports, Financial, weather and other programs where speed of graphical rendering is paramount.

For further information please refer to www.vizrt.com

Press contacts:

Bjarne Berg	Ofra Brown	Kirchhoff Consult AG
President & CEO	CFO	Claudia Werth
		Savignystrasse 18
		D-60325 Frankfurt/Main
		Germany
+47 90557711	+972 9 955 2236 / 105	+49 69 74748616
bberg@vizrt.com	ofra@vizrt.com	claudia.werth@kirchhoff.de

<u>NOT FOR DISTRIBUTION IN THE UNITED STATES</u>